SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

Report regarding the addition of Mars Private Equity Fund No. 4 as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

Woori Investment & Securities, a subsidiary of Woori Finance Holdings Co., Ltd., added Mars Private Equity Fund No. 4 as its subsidiary on May 14, 2008. Woori Investment & Securities will serve as the general partner of Mars Private Equity Fund No. 4. Mars Private Equity Fund No. 4 is anticipated to have total commitments of KRW 50.5 billion, of which Woori Investment & Securities has agreed to contribute KRW 0.5 billion.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Mars Private Equity Fund No. 4

•	Representative: Woori Investment & Securities (its general partner)

•	Business type: Buyout and portfolio investment fund

•	Date of addition (date of report to the Financial Services Commission): May 14, 2008

•	Total number of subsidiaries after addition: 33

•	Mars Private Equity Fund No. 4 is a private equity fund established by its general partner, Woori Investment & Securities, pursuant to the Indirect Investment Asset Management Business Act of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 14, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director